Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

October 16, 2006

Via EDGAR Transmission and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549-0404

Attention:              John Reynolds,

Assistant Director

RE:          Primedex Health Systems, Inc.

Registration Statement on Form S-4 (File No. 333-136800)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Primedex Health Systems, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 9:00 a.m., California time, on Tuesday, October 17, 2006, or as soon thereafter as practicable.  The Company also requests that the Commission specifically confirm such effective date and time to the Company in writing.  The Company further requests that we be notified of such effectiveness by telephone call to Linda Michaelson of Sheppard, Mullin, Richter & Hampton LLP at (310) 228-3711.

The Company acknowledges that:

•                                          should the Commission or the Staff of the Commission (the “Staff”) acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

October 16, 2006

•                                          the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PRIMEDEX HEALTH SYSTEMS, INC.

		By:	/s/ Dr. Howard G. Berger, M.D.
Dr. Howard G. Berger, M.D.
President and Chief Executive Officer

cc:	Linda Michaelson